FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON OCTOBER 09th, 2013

1.            DATE, TIME AND PLACE: On the ninth day of October 2013, at 10 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of September 24th, 25th and 26th, 2013, on pages 20, 12 and 15, respectively, and in “O Estado de S. Paulo” newspaper, issues of September 24th, 25th and 26th, 2013, on pages B10, B8 and B18, respectively.

3.            QUORUM: Shareholder representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held.

4.            MEETING BOARD:  Mr. Enéas César Pestana Neto, Chief Executive Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.            AGENDA:  Election of Mr. Jean-Charles Henri Naouri as Chaiman of the Board of Directors of the Company.

6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting resolved as follows:

6.1.         To appoint, by unanimous vote of the present, as Chairman of the Company’s Board of Directors, to hold office until the Annual Shareholders’ Meeting to be held on 2014, the current member of the Company’s Board of Directors, reelected in accordance with the minutes of the Annual and Special Shareholders’ Meeting held on March 31st, 2011, Mr. Jean-Charles Henri Naouri,   French, married, business manager, bearer of the French Passport No. 06AZ68039 resident in 1 Esplanade de France, 42008, Saint-Etienne, France, and for the purpose of § 2º of Art. 146 of Federal Law nr. 6.404/76, represented by his attorney Luiz Frederico Barbosa Battendieri, Brazilian, lawyer, married, bearer of the Brazilian Identity Card nr. 1.188.270, SSP/DF, enrolled with the Individual Taxpayers´ Registry (CPF/MF) under the No. 605.642.021-34, resident in the Capital of the State of São Paulo, with office at Rua dos Pinheiros, nr 870, 12º floor, commercial suite 123/124.

6.2.         Consequently, shall now be part of the Board of Directors the hereunder members: Jean-Charles Henri Naouri (Chairman);  Arnaud Daniel Charles Walter Joachim Strasser (Vice Chairman); Antoine Giscard D’Estaing; Ulisses Kameyama; Ronaldo Iabrudi dos Santos Pereira;  Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; Roberto Oliveira de Lima;  Maria Helena dos Santos Fernandes Santana;  Guilherme Affonso Ferreira;  Fábio Schvartsman;  and  Pedro Henrique Chermont de Miranda.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholder present. Signatures: Enéas César Pestana Neto – Chairman; Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A., on its own behalf and as usufructuary of voting rights of Sudaco Participações Ltda. and Casino Guichard Perrachon, (dully represented by Pedro Testa). Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 9, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.